SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        PharmaKinetics Laboratories, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share

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                         (Title of Class of Securities)

                                   717131 10 6
                          -----------------------------

                                 (CUSIP Number)

                                Leslie B. Daniels
                               CAI Advisors & Co.
                           767 Fifth Avenue, 5th Floor
                               New York, NY 10153
                                 (212) 319-2525
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(Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                December 4, 1997
                          ----------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement.| | (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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



                                  SCHEDULE 13D

CUSIP No. 717131 10 6


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CAI Advisors & Co.
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) X
                                                                (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
           WC
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Quebec, Canada
                                                           7 SOLE VOTING POWER
                                                             11,666,400
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      0
                                                   9  SOLE DISPOSITIVE POWER
                                                      11,666,400**
                                                  10  SHARED DISPOSITIVE POWER
                                                      0**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,666,400**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|
         PERCENT OF CLASS REPRESENTED
     13  BY AMOUNT IN ROW (11)
         43.6%**
     14  TYPE OF REPORTING PERSON*
         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                  SCHEDULE 13D

CUSIP No. 717131 10 6


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aster-Cephac S.A.
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) X
                                                                  (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
          WC
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         France
                                                           7 SOLE VOTING POWER
                                                             2,916,600
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      0
                                                   9  SOLE DISPOSITIVE POWER
                                                      2,916,600**
                                                  10  SHARED DISPOSITIVE POWER
                                                      0**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,916,600**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         10.9%**
     14  TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

Item 1.  Security and Issuer.

         This Statement relates to 14,583,000 shares of the common stock, par value $0.001 per share (the "Common Stock"), of PharmaKinetics Laboratories, Inc., a Maryland corporation (the "Company"). The Company's principal executive offices are located at 302 West Fayette Street, Baltimore, Maryland 21201.

Item 2. Identity and Background.

     CAI Advisors & Co. ("CAI") and Aster-Cephac S.A. ("Aster") (together, the "Reporting Persons") filed the Schedule 13D (the "Schedule 13D") amended by this Amendment No. 1 to Schedule 13D on November 13, 1997. The information required by Item 2 is included in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

         The source of funds used to purchase the securities will consist of working capital of the Reporting Persons. The aggregate amount of funds required to purchase the Shares and Warrants (as those terms are defined in Item 4) is $5 million. The aggregate exercise price of the Warrants is $7.5 million.

Item 4. Purpose of Transaction.

         The purpose of the acquisition of securities of the Company by the Reporting Persons is for investment and to facilitate a strategic partnership between Aster and the Company. Except as discussed in this Item 4, neither Reporting Person currently has any plan or proposal that relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

         On December 4, 1997, CAI, Aster, which is controlled by CAI, and the Company entered into a Preferred Share and Warrant Purchase Agreement (such agreement, along with the schedules thereto, the "Purchase Agreement") pursuant to which CAI and Aster have agreed to purchase an aggregate of 833,300 shares of the Company's Class A Convertible Preferred Stock convertible into 8,333,000 shares of Common Stock (the "Shares") and warrants to purchase an aggregate of 6,250,000 shares of Common Stock at an exercise price of $1.20 per share (the "Warrants"). Under the Purchase Agreement, CAI is obligated to purchase 666,640 Shares and Warrants to purchase 5,000,000 shares of Common Stock, and Aster is obligated to purchase 166,660 Shares and Warrants to purchase 1,250,000 shares of Common Stock. The Purchase Agreement provides that CAI and Aster may assign their rights to purchase the Shares and Warrants to certain parties with whom they are affiliated, as well as to certain unaffiliated parties. The Reporting Persons will file an additional amendment to the Schedule 13D to reflect the assignment of such rights.

         The Purchase Agreement provides that the Shares may be converted into Common Stock at any time at the option of the holders and that holders will be entitled to vote on all matters submitted to a vote of the holders of the Common Stock and will be entitled to that number of votes equal to the number of shares of Common Stock into which their Shares could be converted. In addition, so long as the Conversion Shares (as hereinafter defined) constitute at least 10% of the Total Shares Outstanding (as hereinafter defined), holders of the Shares, voting as a separate class, will have the right to elect that number of Directors to the Board of Directors of the Company that bears the same proportion to the total

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number of  directors  on the Board as the  Conversion  Shares  bear to the Total
Shares Outstanding. So long as the Conversion Shares constitute at least 35% of the Total Shares Outstanding, the holders of the Shares will have the right to elect at least 50% of the Board members. "Conversion Shares" is defined as the number of shares of Common Stock into which the Shares could be converted plus the number of shares of Common Stock owned by CAI, Aster, their affiliates and
certain   assignees,   regardless  of  how  or  when  acquired.   "Total  Shares
Outstanding" is defined as the Company's outstanding Common Stock, plus the number of shares of Common Stock into which the Shares could be converted. Holders of the Shares also will have certain anti-dilution, dividend and liquidation rights. For a complete description of the terms of the Shares, see
Schedule 1.1B to the Purchase Agreement, "Description and Designation of Class A Convertible Preferred Stock," filed as an exhibit to this Amendment No. 1.

         The Purchase Agreement provides that the Warrants will not be not exercisable until the Company files an amendment to its charter increasing the number of shares of Common Stock that it is authorized to issue. Thereafter, the Warrants will be exercisable at any time for a period of three years following the sale of the Shares and Warrants. For a complete description of the terms of the Warrants, see Schedule 1.1C to the Purchase Agreement, "Form of Warrant," filed as an exhibit to this Amendment No. 1.

         In addition, the Purchase Agreement provides that in the event that (i) the Company has not by April 30, 1998 filed an amended charter increasing the number of shares that it is authorized to issue and reserved such shares for issuance upon exercise of the Warrants, or (ii) the Company fails to consummate the sale of the Shares or the Warrants by December 31, 1997 (or such later date as may be unanimously agreed by the parties to the Purchase Agreement), then the Warrants will be cancelled and the Company will, for no additional consideration, issue to CAI and Aster (or their assigns) warrants to purchase an aggregate of 2,750,000 shares of Common Stock at an exercise price of $.60 per share and otherwise having terms substantially identical to the terms of the Warrants. The Purchase Agreement further provides that the Common Stock underlying the Shares and the Warrants will have certain registration rights and that the Company will enter into a technology sharing agreement with Aster. See Schedules 5.2 and 5.3 to the Purchase Agreement, "Form of Registration Rights Agreement" and "Form of Technology Sharing Agreement," filed as exhibits to this Amendment No. 1.

Item 5. Interest in Securities of the Company.

         In accordance with Rules 13d-3(d)(1)(i) and 13d-5(b)(1) under the Securities Act of 1933, as amended, the Reporting Persons may be deemed to beneficially own an aggregate of 14,583,000 shares of Common Stock, or approximately 54.5% of the Company's outstanding Common Stock. The Reporting Persons will have the right to acquire 8,333,000 shares of Common Stock, or approximately 31.1% of the Company's outstanding Common Stock, based upon their ownership of the Shares, and the right to acquire 6,250,000 shares of Common Stock, or 23.4% of the Company's outstanding Common Stock, based upon their ownership of the Warrants. CAI will have sole voting and dispositive power with respect to 11,666,400 shares of Common Stock, or approximately 43.6% of the Company's outstanding Common Stock, and Aster will have sole voting and dispositive power with respect to the remaining 2,916,600 shares of Common Stock, or approximately 10.9% of the Company's outstanding Common Stock.

         Neither Reporting Person nor any partner, executive officer or director of either Reporting Person, to the knowledge of either Reporting Person, had purchased any of the Company's securities during the past sixty days.

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




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         None except as disclosed in Item 4.

Item 7. Material to be Filed as Exhibits.

        The Purchase Agreement and certain schedules thereto are filed as exhibits to this Amendment No. 1.



                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: December 15, 1997


                                                     CAI ADVISORS & CO.


                                                     By: /s/ LESLIE B. DANIELS
                                                              Leslie B. Daniels
                                                              Partner


                                                     ASTER-CEPHAC S.A.


                                                     By:  /s/ LESLIE B. DANIELS
                                                              Leslie B. Daniels
                                                              Director


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